SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

June 11, 2020

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On June 11, 2020, Kenon Holdings Ltd. (“Kenon”) held an Annual General Meeting of Shareholders (the “Annual General Meeting”) for the purposes of voting on the proposals set forth below:

•	Proposal 1(a) to (h): Re-election of directors to Kenon’s board of directors

•
Proposal 2: Re-appointment of statutory auditor for the financial year ending 31 December 2020 and authorization of Kenon’s directors (which may act through the Audit Committee) to fix their remuneration

•	Proposal 3: Ordinary resolution to authorize the ordinary share issuances

•
Proposal 4: Ordinary resolution to authorize the grant of awards under the Kenon Holdings Ltd. Share Incentive Plan 2014 and/or options under the Kenon Holdings Ltd. Share Option Plan 2014 and the allotment and issuance of ordinary shares

•	Proposal 5: Ordinary resolution to approve the share purchase authorization.

A quorum was present for all of the proposals.

Each of the director nominees identified in proposal 1(a) to (h) was re-elected and each of the proposals 2 to 5 was approved by Kenon’s shareholders at the Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: June 11, 2020	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer